SCHEDULE 13DA
(Rule 13d-102)

Information ToBe Included In Statements Filed Pursuant To Rule 13d-1(A) And Amendments Thereto Filed Pursuant To Rule 13d-2(A)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Equity Media Holdings Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

191885102

(CUSIP Number)

William Horton
835 Georgia Avenue
Suite 600
Chattanooga, TN 37402
(423) 265-2560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2007

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Henry G. Luken III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES	7	SOLE VOTING POWER	6,359,802 shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	0 shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER	6,359,802 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER	0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,359,802 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.80%
14	TYPE OF REPORTING PERSON
IN

This Amendment No. 1 to Schedule 13D is filed by Henry G. Luken III ("Mr. Luken"), an individual person, with respect to the common stock (the “Common Stock”) of Equity Media Holdings Corp., a Florida corporation (the “Issuer”).  This Schedule 13D amends and/or supplements the Schedule 13D filed by Mr. Luken on April 20, 2007.

Item 3.	Source and Amount of Funds or Other Consideration

On December 21, 2007,  Mr. Luken transferred 466,115 shares of Common Stock to W. Thorpe McKenzie in exchange for 2,563,630 shares of stock of Covista Communications, Inc., a New Jersey corporation.  The value of the transfer was $1,333,088.00.

Item 4.	Purpose of Transaction

Mr. Luken has acquired all of the shares of Common Stock for investment purposes and has no plan or proposal thereto relates to or would result in any of the events or transactions described in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Mr. Luken beneficially owns 6,359,802 shares of Common Stock.  The 6,359,802 Shares of Common Stock beneficially owned constitute 15.8% of the Issuer’s outstanding shares of Common Stock, based upon 40,278,382 Shares of Common Stock outstanding as of September 30, 2007.  Mr. Luken has the sole power to vote and dispose of such shares of Common Stock.

No other person is known by Mr. Luken to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock subject to this report.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Mr. Luken does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, the division of profits or losses or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

There are no materials to be filed as exhibits.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2008	By:	/s/ William Horton
William Horton, as duly
authorized attorney-in-fact